Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Mineral Resource Estimates for the Topia Mine and Guanajuato Mine Complex in Mexico

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

VANCOUVER, BC, February 11, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, reports Mineral Resource Estimates (“MRE”) for the Company's 100%-owned Topia Mine (“Topia”) and Guanajuato Mine Complex ("GMC") in Mexico. The estimates were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Company will file a technical report in respect of each of Topia and GMC, prepared in each case in accordance with NI 43-101, on SEDAR and EDGAR within 45 days of this news release.

Topia Highlights

•	Measured and Indicated (“M&I”) Mineral Resource grade increased 8% to 1,041 silver equivalent grams per ton (“Ag eq g/t”), when compared with the 2018 MRE for Topia.
•	M&I Mineral Resources decreased 25% to 11.1 million silver equivalent ounces (“Ag eq oz”), when compared with the 2018 MRE.

GMC Highlights

•	M&I Mineral Resource grade increased 2% to 391 grams Ag eq g/t when compared with the 2020 MRE for GMC.
•	M&I Mineral Resources decreased 36% to 7.7 million Ag eq oz when compared with the 2020 MRE.

Topia Mineral Resource Estimate Update

Topia lies northwest of Durango and is a silver (“Ag”), gold (“Au”), lead (“Pb”), zinc (“Zn”) district with a central concentrator plant capable of processing 260 tonnes per day (“tpd”), supporting multiple mine headings on precious and base metal veins. Topia has been in the Great Panther portfolio since 2005 and has cumulatively produced 9.5 million silver equivalent ounces (comprised of silver and gold) plus 17,574 tonnes of lead and 23,592 tonnes of zinc.

The MRE for Topia has an effective date of March 31, 2021. Compared to the previous MRE with an effective date of July 31, 2018, grades have significantly increased with M&I grades increasing 32% for silver, 37% for gold, 14% for lead and 11% for zinc. The higher-grade ore, however, is associated with an overall decrease of 30% in tonnes and 25% in silver equivalent ounces. Key factors that varied during the three-year period since the last MRE were the increase in mining costs, metal price variations and mine depletion, which totalled 3.7 million Ag eq oz.

Measured and Indicated Mineral Resources are estimated to contain 331,800 tonnes at 609 g/t Ag, 1.84 g/t Au, 4.40% Pb, and 4.50% Zn and Inferred Mineral Resources are estimated to contain 274,600 tonnes at 592 g/t Ag, 1.44 g/t Au, 3.35% Pb, and 3.63% Zn. The MRE for Topia is summarized below in Table 1.

Table 1. Topia Mineral Resource Estimate at March 31, 2021

Classification	Tonnage (kt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)	Ag Eq (oz)
Measured	176.0	630	1.92	4.63	4.80	1085	6,141,106
Indicated	155.8	587	1.75	4.15	4.16	991	4,965,431
M & I	331.8	609	1.84	4.40	4.50	1041	11,106,538
Inferred	274.6	592	1.44	3.35	3.63	931	8,222,655

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Area-Specific vein bulk densities as follows: Argentina - 3.04t/m3; 1522 - 3.15t/m3; Durangueno - 3.15t/m3; El Rosario - 2.92t/m3; Hormiguera - 2.61t/m3; La Prieta - 2.86t/m3; Recompensa - 3.32t/m3; Animas - 3.02t/m3; San Miguel - 2.56t/m3; San Juan - 3.39t/m3; Laura (Hipolito) - 2.85t/m3; and Union de Pueblo - 2.61t/m3.
3.	Measured, Indicated, and Inferred Mineral Resources are reported at a cut-off Net Smelter Return (NSR) in US$, include 1522 Mine $280/t, Argentina Mine $257/t, Durangueno Mine $202/t, Recompensa Mine $245/t, Hormiguera Mine $230/t, El Rosario Mine $345/t, La Prieta $254/t, Animas $287/t, San Miguel $241/t, San Juan $233/t, Laura (Hipolito) $252/t, and Union de Pueblo $241/t.
4.	Total estimates may not agree due to rounding.
5.	A minimum mining width of 0.30 metres was used.
6.	Mineral Resources are estimated using metal prices of US$1,650/oz Au, US$20.00/oz Ag, US$0.85/lb Pb, and US$1.20/lb Zn; and metallurgical recoveries of 92.4% for Ag, 55.4% for Au, 94.3% for Pb, and 90.5% for Zn.
7.	2021 Mineral Resource Ag Eq oz were calculated using 85:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.049 for the price/ounce of silver to price/pound of lead and zinc, respectively. The ratios are reflective of average metal prices for 2021.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource. Inferred Mineral Resources have a high degree of uncertainty as to their economic and technical feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resources can be upgraded to Measured or Indicated Mineral Resources.
9.	There are no known legal, political, environmental, or other risks that could materially affect the Mineral Resource Estimates detailed in this report.

In contrast to the 2018 MRE, current resource estimations include the addition of block models for veins in the San Juan, Union de Pueblo and Hipolito areas. Geological re-interpretation added veins at 1522 and Recompensa mines.

Guanajuato Mine Complex Mineral Resource Estimate Update

GMC is comprised of the Guanajuato and San Ignacio silver and gold underground mines and the 1,000 tpd Cata processing plant, located in the prolific Guanajuato mining district. GMC has been in the Great Panther portfolio since 2005 and has cumulatively produced 30 million silver equivalent ounces. In the fourth quarter of 2021, the Guanajuato mine and Cata processing plant were placed on care and maintenance and mining operations were suspended at the San Ignacio mine while the Company continues to await the permits necessary to extend the tailings dam or finds other alternatives to maximize value from the GMC.

The MRE for the GMC has an effective date of July 31, 2021. GMC contains estimated M&I Mineral Resources of 519,493 tonnes above varying USD Net Smelter Return (“USD NSR”) cut-off values equivalent to full operational cost, at an average grade of 196 g/t Ag and 2.30 g/t Au, for a total of 6,537,755 Ag eq oz or 76,915 Au eq oz. This includes Measured Mineral Resources of 368,944 tonnes at an average grade of 196 g/t Ag and 2.36 g/t Au, for a total of 4,708,345 Ag eq oz or 55,392 Au eq oz and Indicated Mineral Resources of 150,550 tonnes at an average grade of 194 g/t Ag and 2.16 g/t Au, for a total of 1,829,410 Ag eq oz or 21,522 Au eq oz. In addition, estimated Inferred Mineral Resources are 665,977 tonnes at an average grade of 194 g/t Ag and 2.42 g/t Au, for 8,558,540 Ag eq oz or 100,689 Au eq oz. Table 2 provides a summary of the MRE for GMC.

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Table 2. Total GMC Mineral Resource Estimates at July 31, 2021

Class	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag Eq(g/t)	Ag Eq (oz)	Au Eq (g/t)	Au Eq (oz)
Measured	368,944	196	2,329,550	2.36	27,948	397	4,708,345	4.67	55,392
Indicated	150,550	194	940,377	2.16	10,438	378	1,829,410	4.45	21,522
M&I	519,493	196	3,269,927	2.30	38,386	391	6,537,755	4.61	76,915
Inferred	665,977	194	4,149,076	2.42	51,876	400	8,558,540	4.70	100,689

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$135.70/tonne for Cata, US$135.70/tonne for Santa Margarita, US$96.50/tonne for Los Pozos, US$124.90/tonne for Guanajuatito, US$148.50/tonne for Promontorio, US$113.10/tonne for Valenciana, and US$135.70/tonne for San Ignacio.
2.	Block model grades converted to USD NSR value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for Cata is 2.66t/m³, 2.65t/m³ Santa Margarita, Los Pozos 2.68t/m³, Guanajuato 2.69t/m³, Promontorio and Valenciana 2.67t/m³, and for San Ignacio is 2.64t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Effective date of July 31, 2021.
10.	AgEq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

Compared to the previous MRE with an effective date of July 31, 2020, silver and gold grades remained largely constant. For the M&I Mineral Resource, the average silver grade decreased 1% while gold increased 11%. The most significant change in the M&I Mineral Resource is the mass with the tonnes decreasing by 47%. Two key factors influenced this: better definition of historical workings and areas with operational restrictions and limitation of M&I to areas within 20 metres of positive channel sampling within underground development. Underground development led to the removal of some resource blocks due to a better definition of historical mine workings or through the demonstration of less favourable mine conditions, for example mineralization discontinuities or poor ground conditions. In parallel, the geology team has embarked on a major project of developing a 3D exploration model for each of the deposits, which will help identify the controls on mineralization zones to guide focused exploration.

Tables 3 and 4 below present the MREs for the Guanajuato and San Ignacio Mines separately.

Table 3. Guanajuato Mineral Resource Estimates at July 31, 2021

Class	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	AgEq (g/t)	AgEq (oz)	AuEq (g/t)	AuEq (oz)
Measured	166,262	255	1,362,426	1.81	9,681	409	2,185,272	4.81	25,709
Indicated	85,404	240	658,767	1.68	4,600	382	1,049,757	4.50	12,350
M&I	251,666	250	2,021,193	1.76	14,280	400	3,235,029	4.70	38,059
Inferred	220,760	225	1,597,357	1.95	13,873	391	2,776,596	4.60	32,666

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$135.70/tonne for Cata, US$135.70/tonne for Santa Margarita, US$96.50/tonne for Los Pozos, US$124.90/tonne for Guanajuatito, US$148.50/tonne for Promontorio, and US$113.10/tonne for Valenciana.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for Cata is 2.66t/m³, 2.65t/m³ Santa Margarita, Los Pozos 2.68t/m³, Guanajuato 2.69t/m³, Promontorio and Valenciana 2.67t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Effective date of July 31, 2021.
10.	AgEq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
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Table 4. San Ignacio Mineral Resource Estimates at July 31, 2021

Class	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	AgEq (g/t)	AgEq (oz)	AuEq (g/t)	AuEq (oz)
Measured	202,682	148	967,124	2.80	18,267	387	2,523,073	4.56	29,683
Indicated	65,146	134	281,611	2.79	5,839	372	779,653	4.38	9,172
M&I	267,828	145	1,248,734	2.80	24,106	384	3,302,726	4.51	38,856
Inferred	445,217	178	2,551,719	2.65	38,002	404	5,781,944	4.75	68,023

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$127,40/tonne for San Ignacio.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for San Ignacio is 2.64t/m³,
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Effective date of July 31, 2021.
10.	AgEq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

Cautionary Note Regarding Absence of Mineral Reserve Estimates

There are no current estimates of Mineral Reserves for any of the GMC or Topia mines. The Company made decisions to enter production at GMC and Topia without having completed final feasibility studies.  Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the GMC and Topia mines.  As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals or the costs of such recovery.  As GMC and Topia do not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations at GMC or Topia associated with its production plan.

Technical Disclosure and Qualified Persons

The GMC and Topia Mineral Resource estimates included in this news release were classified per the CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”) and are consistent with the requirements of NI 43-101. The MREs were completed under the supervision of Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo. (each a Qualified Person within the meaning of NI 43-101 and together, the Company Qualified Persons). The Mineral Resource estimates were completed using Leapfrog and MicroMine 3D geological software, and the inverse distance cubed estimation technique for estimation of grade to each of the block model blocks. The estimated Mineral Resources are a categorized compilation of blocks greater than the full operational costs of the various mining areas.

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Analyses from San Ignacio and Guanajuato underground sampling, operational and exploration drilling are completed at the Company's GMC laboratory. Analyses from Topia underground sampling, operational and exploration drilling are completed at the Company's Topia laboratory. All exploration drill core is re-assayed by SGS in Durango, Mexico.

Great Panther's QA/QC program for drill core includes the regular insertion of blanks, standards, and duplicates into the sample shipments, diligent monitoring of assay results, and necessary remedial actions. The Great Panther laboratories use the following analytical techniques: atomic absorption spectroscopy (AAS) for silver with over-limits (300 g/t) completed by fire assay, AAS for gold with over-limits (10 g/t) completed by fire assay, and routinely, lead, zinc and antimony analyses completed using AAS. Iron, (at Topia) copper and arsenic analyses are undertaken where required. QA/QC monitoring of the laboratories includes shipping all exploration drill hole pulps to SGS-DGO for re-analysis and statistical comparison of assay values using correlation coefficients.

The technical information contained in this news release, including the sampling, analytical, and test data underlying the Mineral Resource estimates, has been reviewed and approved by Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo., who are the non-independent Qualified Persons for GMC and Topia under the meaning of NI 43-101. Great Panther's Qualified Persons confirm there were no limitations from the Company in verifying the drilling and sample data underlying the mineral resource estimate, which were verified through site visit observations and monitoring of the QA/QC program.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project, and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s ability to execute its growth plan and to unlock value from its asset portfolio, (ii) the Mineral Resource estimates and the assumptions underlying the estimates (iii) the Company’s ability to secure a permit to extend the tailings storage facility for the GMC mine or to successfully find other alternatives to maximize the value of GMC, and (iv) the potential of 3D modelling creating adequate targets for further exploration.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work in 2022 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's resource estimate at Topia and GMC and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms;; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; the risk that incremental closure bond requirements with respect to the Company’s Coricancha mine could have a material and adverse effect on the company’s liquidity and could require additional financing to be raised; the Company’s ability to raise additional financing as debt comes due; and other risks and uncertainties, including those described in respect of Great Panther in its most recent annual information form, and management’s discussion and analysis and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESOURCES

The disclosure in this press release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this press release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this press release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

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